Exhibit 99.1

Canadian Solar to Resume Direct Oversight of U.S. Manufacturing and Operations

KITCHENER, ON, Dec. 1, 2025 – Canadian Solar Inc. ("Canadian Solar" or the "Company") (NASDAQ: CSIQ) today announced a strategic initiative to resume direct oversight of its U.S. operations and to continue reshoring manufacturing to North America. The Company will form new joint ventures with American shareholders and its majority-owned subsidiary, CSI Solar Co., Ltd. (“CSI Solar”).

Canadian Solar, headquartered in Kitchener, Canada, will hold a 75.1% controlling stake in CS PowerTech, which will operate U.S.-based manufacturing and sales of solar modules, solar cells, and advanced energy storage systems. Additionally, Canadian Solar will acquire from CSI Solar, at fair market value based on third-party appraisal, 75.1% ownership of certain overseas facilities that support U.S. operations. The total consideration for these assets is approximately $50 million, subject to a one-time value adjustment to reflect changes in net asset value between the valuation baseline date and the closing date. Looking ahead, as part of its broader North American reshoring strategy, Canadian Solar will leverage its 24 years of global manufacturing expertise to launch additional joint ventures to partner with American companies in the solar, storage, and power industries.

Launching CS PowerTech and resuming manufacturing directly under the publicly traded parent company reflects Canadian Solar’s commitment to its North American homebase and to building a resilient, transparent, and diversified domestic supply chain. This initiative will not only create thousands of high-quality American manufacturing jobs but also bring investment and affordable clean energy benefits to communities across the country.

The proposed adjustments constitute a related-party transaction, remain subject to the Company’s board approval and CSI Solar minority shareholder approval, and may be adjusted based on forthcoming regulatory guidance and other considerations.

About Canadian Solar Inc.

Canadian Solar is one of the world's largest solar technology and renewable energy companies. Founded in 2001 and headquartered in Kitchener, Ontario, the Company is a leading manufacturer of solar photovoltaic modules; provider of solar energy and battery energy storage solutions; and developer, owner, and operator of utility-scale solar power and battery energy storage projects. Over the past 24 years, Canadian Solar has successfully delivered nearly 170 GW of premium-quality, solar photovoltaic modules to customers across the world. Through its subsidiary e-STORAGE, Canadian Solar has shipped over 16 GWh of battery energy storage solutions to global markets as of September 30, 2025, boasting a $3.1 billion contracted backlog as of October 31, 2025. Since entering the project development business in 2010, Canadian Solar has developed, built, and connected approximately 12 GWp of solar power projects and 6 GWh of battery energy storage projects globally. Its geographically diversified project development pipeline includes 25 GWp of solar and 81 GWh of battery energy storage capacity in various stages of development. Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release, including those regarding the Company's expected future shipment volumes, revenues, gross margins, and project sales are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the "Safe Harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as "may", "will", "expect", "anticipate", "future", "ongoing", "continue", "intend", "plan", "potential", "prospect", "guidance", "believe", "estimate", "is/are likely to" or similar expressions, the negative of these terms, or other comparable terminology. These forward-looking statements include, among other things, our expectations regarding global electricity demand and the adoption of solar and battery energy storage technologies; our growth strategies, future business performance, and financial condition; our transition to a long-term owner and operator of clean energy assets and expansion of project pipelines; our ability to monetize project portfolios, manage supply chain fluctuations, and respond to economic factors such as inflation and interest rates; our outlook on government incentives, trade measures, regulatory developments, and geopolitical risks; our expectations for project timelines, costs, and returns; competitive dynamics in solar and storage markets; our ability to execute supply chain, manufacturing, and operational initiatives; access to capital, debt obligations, and covenant compliance; relationships with key suppliers and customers; technological advancement and product quality; and risks related to intellectual property, litigation, and compliance with environmental and sustainability regulations. Other risks were described in the Company's filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on April 30, 2025. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today's date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Canadian Solar Inc. Investor Relations Contact

Wina Huang

Investor Relations

Canadian Solar Inc.

investor@canadiansolar.com